

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Via E-mail
Bharat Masrani
Group President and Chief Executive Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1A2

> **Re: The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2014**
> **Filed December 4, 2014**
> **File No. 001-14446**

Dear Mr. Masrani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2014

Exhibit 99.2 – Management's Discussion and Analysis, page 1

Financial Results Overview, page 8

Non-Interest Income, page 11

1. We note that investment management fees and mutual fund management fees increased 27 and 19 percent, respectively, from the prior year due to wealth asset growth. We also note from your Canadian Retail discussion on page 22 that your assets under administration (AUA) increased $8 billion or 3% from last year and that your assets under management (AUM) increased $25 billion or 12% from last year. Please address the following:

   • Tell us and revise future filings to clearly disclose all AUA and AUM amounts.

- Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation), and foreign currency translation adjustments.
- Enhance your disclosure and your accounting policy note on page 11 of your consolidated financial statements to discuss in more detail how management, custody, and administration fees are calculated. For example, clarify the factors driving the level of revenues for each and disclose the frequency with which the fees are calculated (e.g., levels of AUM/AUA or fixed fees per account, and calculated based on quarterly, monthly, or average balances).
- Explain whether, and if so how, the underlying investment strategies within AUA and AUM can impact your fees.
- Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix (e.g. Canada, United States, et al).

Managing Risk, page 68

Credit Risk, page 74

2. We note that for your credit risk exposures subject to the Basel Advanced Internal Ratings (AIRB) approach, that retail exposures are assigned one of nine pre-defined probability of default (PD) segments based on their estimated long-run average one-year PD and non-retail exposures are assigned an internal risk rating. Please enhance your discussion to describe how these risk ratings correlate to the risk rating disclosures of non-retail and retail financial assets subject to the AIRB approach on page 93 of the consolidated financial statements.

Exhibit 99.3

Notes to Consolidated Financial Statements, page 9

Note 21 – Share Capital, page 67

3. We note that you have classified the Series 1 and Series 3 Class A preferred shares, which include non-viability contingency capital provisions whereby each preferred share could be convertible into a variable number of shares if the conversion trigger was met, as equity instruments. Please tell us how you considered the guidance in paragraphs 23 and BC 12 of IAS 32 in concluding that the entire amount should be classified as equity as opposed to a liability.

Note 33 - Credit Risk, page 90

Financial Assets Subject to the Standardized Approach by Risk-Weights, page 92

4. We note that the majority of business and government loans have a risk-weight of 100% and that the majority of consumer installment, other personal and credit card loans have a risk-

weight of 75%. Based on your disclosure on page 75 of Exhibit 99-2, these risk-weights are based on the risk-weights prescribed by OSFI under the standardized approach. Please enhance your credit quality disclosures for the financial assets subject to the standardized approach by risk-weights to reflect your assessment of the underlying credit quality of these financial assets, including consideration of the internal risk ratings factored in the related impairment assessment. Please refer to paragraph 36(c) and BC54 of IFRS 7 for further guidance.

Non-Retail Financial Assets Subject to AIRB Approach by Risk Weighting, page 93

5. We note your disclosure of your non-retail and retail assets subject to the AIRB approach by risk rating. To enhance transparency into the credit quality of these portfolios, please define the risk classifications presented (e.g. non-investment grade, watch and classified, medium risk, high risk) that reflects your default assessment. For example, it is not clear how the medium risk and high risk categories link into the impaired and past due but not impaired categories on page 43

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant